Advaxis, Inc.
305 College Road East
Princeton, New Jersey 08540

June 7, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Riedler
Securities and Exchange Commission
Mail Stop 4720
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Advaxis, Inc.
Registration Statement on Form S-1
Filed April 7, 2011
File No. 333-173370

Dear Mr. Riedler:

On behalf of our client, Advaxis, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter to Mr. Thomas A. Moore of the Company, dated April 25, 2011 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”).

With this letter, the Company is filing via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.  Amendment No. 1 includes revisions in response to the Comment Letter. Supplementally, we are delivering to Mr. John Krug of the Division of Corporation Finance three copies of a version of Amendment No. 1 that has been marked by the financial printer to show the changes since the initial filing of the Registration Statement.

For your convenience, the comments of the Staff are reproduced below in bold type and italics and are followed by the Company’s responses.

Securities and Exchange Commission
June 7, 2011

Cover Page

1.
We note the statement that you may receive the proceeds from the exercise of the warrants in certain circumstances. Please tell us, with a view to additional disclosure, the circumstances under which you would not receive the proceeds from the exercise of warrants. Additionally, if you will not receive the proceeds from the exercise of these warrants, please disclose who will receive the proceeds.

Response.  The Company supplementally advises the Staff that (i) it would not receive cash proceeds upon exercise of the warrant to purchase 25,560,000 shares of the Company’s common stock (the “Warrant”) issued to Optimus CG II, Ltd. (the “Holder”), an affiliate of Optimus Capital Partners, LLC (“Optimus”) to the extent that the Warrant is exercised by a promissory note, as permitted by the terms of the Warrant, and (ii) it would not receive any proceeds from the exercise of the Warrant if the Holder exercises the Warrant pursuant to the cashless exercise provision contained therein.  In the event of a cashless exercise of the Warrant, the Holder could elect instead to receive a net number of shares of common stock (as determined pursuant to the cashless exercise formula provided in the Warrant) in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise.  In such a situation, there would be no proceeds received by any person.

In response to the Staff’s comment, the Company has (i) deleted the above referenced statement from the cover page of Amendment No. 1. and (ii) revised the “Use of Proceeds” disclosure on pages 7 and 22 of Amendment No. 1 to clarify that (x) it will not receive cash proceeds from the exercise of the Warrant, to the extent that the Warrant is exercised by a promissory note, and (y) it will not receive any proceeds from the exercise of the Warrant, to the extent that Warrant is exercised pursuant to cashless exercise provisions contained therein, if then-permitted by the terms of the Warrant.

Recent Developments
Series B Preferred Equity Financing, page 2

2.	Please expand the discussion to provide a history of the prior relationship, if any, with Optimus prior to the July 2010 preferred stock purchase agreement.

Response.  In response to the Staff’s comment, the Company has expanded the disclosure as requested.  Please see page 2 of Amendment No. 1.

3.	Please expand the discussion to include an explanation of how and why the July 2010 purchase agreement was amended in April 2011, as of March 21, 2011.

Response.  The Preferred Stock Purchase Agreement dated July 19, 2010 between the Company and Optimus (the “Purchase Agreement”) was amended on, and effective as of, April 4, 2011.  In response to the Staff’s comment, the Company has revised the disclosure on page 3 of Amendment No. 1 to avoid any implication that the Purchase Agreement was amended as of March 21, 2011.

Securities and Exchange Commission
June 7, 2011

4.
We note the reference to the warrants for approximately 25.6 million shares issued on April 4, 2011 "at an exercise price of $0.15 per share as may be adjusted in connection with the draw down of each tranche." Please expand the discussion to clarify whether you are referring to a price adjustment or an adjustment to the aggregate number of warrants which number may change depending on the number of series B preferred shares actually purchased by Optimus. In addition, please clarify whether the warrants for the 25.6 million shares were issued only in connection with the sale of the 466 shares of Series B preferred shares and whether additional warrants may be issued in connection with the purchase of the 284 shares for which Optimus is obligated to purchase.

Response.  In response to the Staff’s Comment, the Company has expanded and clarified the disclosure as requested.  Please see page 3 of Amendment No. 1.

5.
We note the statement that Optimus has exercised warrants for approximately 40.4 million shares as of March 21, 2011. Please expand the discussion to explain when and how Optimus acquired and exercised these warrants.

Response.  In response to the Staff’s comment, the Company has expanded the disclosure as requested.  Please see page 3 of Amendment No. 1.

6.
We note that on March 14, 2011, an affiliate of Optimus exercised a warrant for 3.96 million shares of common stock. Please explain how and when the affiliate acquired the warrant for 3.96 million shares and clarify whether these shares are included in the 40.4 million share total previously disclosed.

Response.  In response to the Staff’s comment, the Company has clarified the disclosure as requested.  Please see page 3 of Amendment No. 1.

7.
We note you issued at least $6 million of your common stock upon exercise of warrants in exchange for four-year full recourse promissory notes. Please expand the discussion to state whether the issuer of the promissory notes is required to make any payments to you in the event the shares acquired upon exercise of the warrants are sold prior to repayment of the indebtedness.  Additionally, please expand the discussion to state the dollar amount of promissory notes you received from Optimus and its affiliates for the various warrant exercises and the remaining balances of these notes as of the most recent practicable date.

Response.  In response to the Staff’s comment, the Company has expanded the disclosure as requested.  Please see page 3 of Amendment No. 1.

Securities and Exchange Commission
June 7, 2011

8.
We note that as of March 21, 2011, there were 214.6 million shares of your common stock outstanding. We also note that as of March 21, 2011 Optimus has exercised warrants for 40.4 million shares and one of its affiliates exercised a warrant for 3.96 million shares on March 14, 2011. Accordingly, please tell us why Optimus is not included in the list of principal shareholders in the section entitled "Stock Ownership." We may have additional comments.

Response.  The Company advises the Staff that Optimus was not included in the list of principal shareholders in the section titled “Stock Ownership,” because, as of March 21, 2011 (the date as of which information is presented in the table), Optimus had sold all of the shares of common stock that it acquired upon exercise of the warrants and accordingly was not required to be included in the list of principal shareholders in the section titled “Stock Ownership.”

9.
In view of the fact Optimus apparently no longer owns the substantial number of shares it acquired upon exercise of warrants or otherwise, and in view of its relationship with the company and method of payment for the exercise of warrants, it appears that Optimus is an underwriter and should be disclosed as such on the cover page and in the plan of distribution. Please revise or provide us with an analysis why Optimus should not be considered to be an underwriter.

Response.  In response to the Staff’s comment, the Company has revised the disclosure to name Optimus as an underwriter in the plan of distribution.  However, as the Registration Statement is a resale registration statement, Optimus has not been named as an underwriter on the cover page.  Please see pages 75-77 of Amendment No. 1.

10.	To the extent applicable, revisions in response to these comments should be made throughout the prospectus.

Response.  To the extent applicable, the Company has made revisions in response to the above comments throughout the prospectus.

* * *

If you should have any questions about this letter or require any further information, please call me at (609) 452-9813, x102.

Sincerely,

/S/ THOMAS A. MOORE

Thomas A. Moore

cc: Robert H. Cohen, Esq.